Mail Stop 3561

January 7, 2009

Daniel Schlanger
Senior Vice President and Chief Financial Officer
Exterran GP LLC
4444 Brittmoore Road
Houston, TX 77401-8004

> **Re:** **Exterran Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-33078**

Dear Mr. Schlanger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director